February 7, 2023

Blaise Rhodes/Lyn Shenk

Nicholas Nalbantian/ Mara Ransom

Securities and Exchange Commission

Division of Corporate Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	VS MEDIA Holdings Ltd
Draft Registration Statement on Form F-1 Submitted December 7, 2022
CIK No. 0001951294

Dear Sir/Madam,

On behalf of our client, VS MEDIA Holdings Ltd (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 5, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1 (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Draft Registration Statement on Form F-1 Submitted December 7, 2022

Cover Page

1. Where you disclose that you are not a Hong Kong based operating company and your operations are conducted by your subsidiaries in Hong Kong, clarify that this structure involves unique risks to investors. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

Response:

The Company has expanded its disclosure to acknowledge that the Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless. Additionally, we have provided a cross-reference to the Company’s detailed discussion of risks facing the Company and the offering as a result of this structure.

2. Given your operations and officers located in Hong Kong, please discuss the laws and regulations in Hong Kong, as applicable, as well as the related risks and consequences. An example of such location-specific regulations that should be discussed includes enforceability of civil liabilities in Hong Kong.

Response:

A summary of the applicable laws and regulations in Hong Kong to the Company and its business is found on page 130 of the Revised Registration Statement. A discussion of the risks of doing business in Hong Kong is found under “Risk Factors - Risks Related to Doing Business in HK SAR” on page 47 and the enforcement of civil liabilities in Hong Kong in its discussion under “Enforceability of Civil Liabilities on page 192.

3. Disclose your intentions to distribute earnings or transfer cash between entities in the future. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred.

Response:

We have stated on the cover page and in the prospectus summary that the Company does not have any cash management policies that dictate how funds are transferred. Rather, the funds can be transferred in accordance with the applicable laws and regulations on an as-needed basis.

4. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash.

Response:

We have included in the cover page, the summary risk factors and the risk factors to state that, to the extent cash in the business is in Hong Kong or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC and Hong Kong governments to transfer cash.

Cautionary Statement Regarding Doing Business in China, page 7

5. We note on page 9 that you conclude that none of the PRC laws and regulations apply to you, but you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals from PRC authorities to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. In addition, please also include this disclosure in the Prospectus Summary section.

Response:

We have clarified in the cover page and the Prospectus Summary, that the conclusion that none of the PRC laws and regulations applies to the Company is based on the opinion of Company’s Hong Kong counsel, Hastings & Co.

Prospectus Summary, page 12

6. We note your risk factor disclosure on page 40, as well as the disclosure on page 76, describing the substantial doubt in your ability to continue as a going concern. Please also include such disclosure in this section, including whether you expect that your existing cash balances will be sufficient to meet working capital and capital expenditure needs for the next twelve months. Disclose the dollar amount required to fund your operations for the next 12 months. Also disclose your accumulated deficit, and quantify your debt service obligation. Please disclose the amount of debt that you anticipate incurring in the next 12 months and clearly explain the risk to investors.

Response:

Responsive to the Staff’s comments, we have added additional discussion under the risk factor disclosure on page 40 of the Revised Registration Statement and a summary of such discussion in the prospectus summary.

7. Ensure that your discussion on page 22 quantifies any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, and to the parent company and U.S. investors as well as the ability to settle amounts owed.

Response:

We have amended the discussion on page 22 to clearly identify the type of asset transfer between companies and if any are dividends or distributions from a subsidiary to a holding company. Further we have added an additional paragraph on page 22 of the Revised Registration Statement to address the rest of the Staff’s comments.

Significant Risk Factors, page 16

8. We note the inclusion of a bulleted summary of the principal risk factors. Please amend the summary of principal risk factors so that it is no more than two pages long. Refer to Item 105(b) of Regulation S-K.

Response:

We have amended the summary of principal risk factors so that it is no more than two pages long.

Risks Related to Doing Business in HK SAR, page 19

9. Please ensure that each summary risk factor referencing doing business in HK SAR have a cross-reference to the relevant individual detailed risk factor. This cross-reference should include both the risk factor title and the page number.

Response:

We have amended this section to ensure that each summary risk factor referencing doing business in HK SAR has a cross-reference to the relevant individual detailed risk factor which includes both the risk factor title and the page number.

Summary Financial Data, page 32

10. We note you have provided summary financial data for the years ended December 31, 2021 and 2020. Please also provide such data for any interim periods presented.

Response:

Responsive to the Staff’s comments, we have added additional data for the interim periods on pages 32-33 of the Revised Registration Statement.

Risk Factors, page 34

11. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response:

We have included in the Risk Factors and Summary of Risk Factors sections the following risk factor titled:

“ We may experience extreme stock price volatility, including any stock-run up, unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.”

Use of Proceeds, page 69

12. We note your disclosure that approximately 40% of your use of proceeds will be used for territorial expansion of your business into North America and Southeast Asia. Please briefly describe the assets and costs of the assets in order to make this expansion possible. Refer to Item 3.C.2 of Form 20-F, as incorporated by Item 4.a of Form F-1.

Response:

Responsive to the Staff’s comments, we have included a table with the proposed allocation of the net proceeds and a further breakdown of such proceeds for the Company’s territorial expansion.

13. We note your disclosure that approximately 3% of your use of proceeds will be used for “repaying shareholder and bank loans.” Please also describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C.4 of Form 20-F, as incorporated by Item 4.a of Form F-1.

Response:

Responsive to the Staff’s comments, we have included a table with such information.

Capitalization, page 73

14. We note that you have included net loss in your capitalization table and omitted accumulated other comprehensive income. As a result, your total capitalization does not foot. Please revise for consistency with the shareholder’s equity section of your corresponding balance sheet.

Response:

The table has been revised to include “Accumulated other comprehensive income”.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 75

15. We note disclosure throughout your registration statement that all your revenues are derived from either Hong Kong or Taiwan. Please also include a breakdown of total revenues by category of activity and geographic market for each of the last two financial years in this section, or another section you deem more appropriate. Refer to Item 4.B.2 of Form 20-F, as incorporated by Item 4.a of Form F-1.

Response:

We have provided a breakdown of total revenues by category of activity and geographic market for each of the last two financial years in this section on page 79 of the Revised Registration Statement.

16. We note your disclosure stating that the Hong Kong Dollar is pegged to the U.S. Dollar. As a result, please expand your discussion of interest rates to describe their impact on your financial condition, including your balance sheet. For example, given rising rates and/or rapidly shifting consumer preferences, describe any resulting impacts on your inventory, accounts payable, long-term debt, or accrued expense balances.

Response:

We have disclosed the interest rate risk under a new section titled “Interest Rate Risk Exposure” on page 96 of the Revised Registration Statement.

Capital Structure and Liquidity, page 86

17. We note the following disclosure on page 89: “both carrying an interest rate of 15% per annum from an independent third party.” Instead of using the term “third-party,” please disclose the lender of these funds.

Response:

We have disclosed the name of the lender.

Our Clients, page 124

18. Clarify the typical duration of a cooperation contact. For the 6 long-term contacts with services committed for more than one year, provide the range of the length of time for these contracts and what percentage of historical revenue they comprise.

Response:

We have provided additional disclosures on page 124 of the Revised Registration Statement responsive to the Staff’s comments.

Management, page 155

19. We note on page 44 your risk factor describing the importance of protecting against security breaches and cybersecurity risks and risks of data loss. Since cybersecurity and cyber-attacks are a potential risk, please also disclose in this section the nature of the board’s role in overseeing your cybersecurity risks, including in connection with the company’s third party providers if any.

Response:

We have included disclosures under the heading “Overseeing Data and Cybersecurity Risk” on page 160 of the Revised Registration Statement.

Enforceability of Civil Liabilities, page 192

20. We acknowledge your disclosure on pages 11 and 62 stating that most of your directors and officers reside outside of the United States and addressing the challenges of bringing actions and enforcing judgments/liabilities against directors or officers located in Hong Kong. In addition to the existing disclosure, please identify the relevant individuals who are located in Hong Kong or the PRC, as applicable.

Response:

Responsive to the Staff’s comments, we have disclosed the jurisdiction in which each director and officer resides on page 192 of the Revised Registration Statement.

Notes to the Audited Consolidated Financial Statements Note 9 - Equity, page F-17

21. We note that you have two classes of ordinary shares. Please revise your notes here and in your interim financial statements to disclose the nature and terms of your Class A and B ordinary shares, including voting and conversion rights. Refer to FASB ASC 505-10-50- 3.

Response:

We have amended the notes in page F-17 and interim financial statements to disclose the nature and terms of the Company’s Class A and B ordinary shares, including Dividends, Voting, Liquidation Preference, Conversion and Redemption Rights.

Note 16 - Related Party Transactions, page F-24

22. We note that you anticipate collecting the currently outstanding balance of approximately $3.2 million, due from Shuobing Culture Communication Co. Ltd., by November 2023. Please disclose your policy for evaluating this account’s collectability. In addition, considering your expected collection timeframe, please tell us how you determined its classification as a current asset was appropriate for each balance sheet date presented. Please also revise to disclose the repayment terms agreed to in the sale contract.

Response:

We have amended corresponding notes to disclose and revise the collectability, classification and repayment terms of the outstanding balance.

General

23. We note disclosure of industry data and market data derived from various sources. To the extent you commissioned any of the third party data you cited, provide the consent of the third party in accordance with Rule 436.

Response:

The Company has not commissioned any third party date but will obtain the consent of such third party in event it does so.

24. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response:

The Company has not, nor has it authorized anyone on its behalf, presented any written communications to potential investors on reliance of Section 5(d) of the Securities Act.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW